Exhibit 99.1

Hanwha SolarOne Reports Second Quarter 2013 Results

SHANGHAI, September 9, 2013 — Hanwha SolarOne Co., Ltd. ( “SolarOne” or the “Company”) (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported its unaudited financial results for the quarter ended June 30, 2013. The Company will host a conference call to discuss the results at 9:00 am Eastern Time (9:00 pm Shanghai Time) on September 9, 2013. A slide presentation with details of the results will also be available on the Company’s website prior to the call.

Second QUARTER 2013 HIGHLIGHTS

		1Q13			2Q13		Percentage change[1] (%)
	(RMB)		(US$)	(RMB)		(US$)
Net Revenues (Million)	1,112.9		179.2	1,182.8		192.7	+6.3
Shipments (MW)		289.1			321.2		+11.1
ASP (/W)	4.12		0.66	4.03		0.66	-2.2
Gross profit (Million)	28.9		4.7	65.3		10.6	+126.0
Gross margin (%)		2.6			5.5		+290 basis points
Operating loss (Million)	(128.2)		(20.6)	(122.1)		(19.9)	+4.8
Operating margin (%)		-11.5			-10.3		+120 basis points
Net loss (Million)	(225.9)		(36.4)	(166.0)		(27.0)	+26.5
Net loss per basic ADS on a GAAP basis	(2.67)		(0.43)	(1.96)		(0.32)	+26.6

1	Percentage changes are calculated based on RMB amounts to eliminate fluctuations in the exchange rate of the dollar.

Mr. Ki-Joon HONG, Chairman and CEO of Hanwha SolarOne, commented, “We recorded a solid performance for the second quarter ending June including further gross margin improvement reflecting an improved cost structure and better factory utilization, an 11% quarter-over quarter shipment gain and a return to positive operating cash flow. Shipments of 321 MW were the highest quarterly level since Hanwha’s purchase of the predecessor company in September 2010. Our presence in emerging markets such as Japan and South Africa remained strong. We also strengthened our liquidity position with a US$100 million long-term loan from the Export-Import Bank of Korea.”

Chairman HONG continued, “Solar industry conditions continue to improve and we remain optimistic for the remainder of 2013 and beyond. We should continue to enjoy success in Japan and we expect to see improved volumes in the important China market. With the EU and China having reached agreement on import duties, we believe our market allocation and higher pricing will lead to good opportunity there. We look towards improving our presence in other emerging markets including South America, the Middle East and Southeast Asia.

Our manufacturing module services business with Hanwha Q CELLS should see improved volumes during the second half of this year. We are also continuing to make progress in innovation with the planned introduction of our second-stage E Star module later this year with improved performance and lower manufacturing costs”.

SECOND QUARTER 2013 RESULTS

•	Total net revenues were RMB1, 182.8 million (US$192.7 million), an increase of 6.3% from RMB1, 112.9 million in 1Q13, and an increase of 10.4% from RMB1, 071.7 million in 2Q12. The increase in total net revenues in 2Q13 compared with 1Q13 was primarily due to higher shipments, lower costs and stable ASP.

•	PV module shipments, including module processing services, were 321.2 MW, an increase from 289.1 MW in 1Q13, and an increase from 230.7 MW in 2Q12.

Module revenue by shipping destination Q2 13

Country	2Q13
Japan	34%
South Africa	20%
Germany	12%
US	7%
Korea	5%
China	4%
UK	3%
Others	15%

Module revenue by shipping destination Q1 13

Country	1Q13
Japan	33%
South Africa	21%
Germany	13%
US	9%
UK	5%
Portugal	4%
China	3%
Others	12%

•	Module shipments to Japan, a market that values quality and brand, remained stable at 34% in 2Q13 at a good pricing level. Shipments to South Africa continued this quarter, representing 20% of revenues. The German market remained solid for the Company and made up 12% of total module shipments in 2Q13. The US (7%), China (4%) and the UK (3%) continued to be a mainstay of the Company’s dispersion of shipments. Korea came to the forefront this quarter as a notable new market for the Company accounting for 5% of shipments in 2Q13. The Company continues to actively diversify its business outside the EU in order to minimize the risk from the ongoing trade dispute with the region; therefore shipments to Europe declined to 26% of total shipments. The Company shipped PV modules to 29 countries during 2Q13, further diversifying the geographic spread. Shipments to Europe and Africa (EA) contributed 46% to total module shipments, Asian Pacific (AP) accounted for 46% and North America (NA) 8%.

•	Average selling price (“ASP”), excluding module processing services, decreased to RMB4.03 per watt (US$0.66) from RMB4.12 per watt in 1Q13 and from RMB4.85 per watt in 2Q12.

•	Gross profit for 2Q13 was RMB65.3 million (US$10.6 million), compared with a gross profit of RMB28.9 million in 1Q13 and a gross profit of RMB67.5 million in 2Q12.

•	Gross margin was positive 5.5%, compared with positive 2.6% in 1Q13. The improvement in gross margin was primarily due to stable ASP, lower cost, higher revenues and decreased idle capacity loss. Gross margin in 2Q12 was positive 6.3%.

•	The blended cost of goods sold (“COGS”) per watt, excluding module processing services, was US$0.62, representing a 4.6% decrease from US$0.65 in 1Q13, which excluded non-cash charges. The blended COGS takes into account the production cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells.

•	Operating loss of 2Q13 was RMB122.1 million (US$19.9 million), compared with an operating loss of RMB128.2 million in 1Q13 and an operating loss of RMB82.8 million in 2Q12. Operating margin increased to negative 10.3% from negative 11.5% in 1Q13, compared to negative 7.7% in 2Q12

•	Operating expenses as a percentage of total net revenues were 15.8% in 2Q13, compared with 14.1% in 1Q13 and 14.0% in 2Q12. The increase in operating expenses is primarily due to an increase in sales commission and freight, which is a reflection of the increase in shipments this quarter.

•	Interest expense was RMB73.3 million (US$11.9 million), compared with RMB75.8 million in 1Q13 and RMB76.6 million in 2Q12.

•	The Company recorded a net gain of RMB47.2 million (US$7.7 million), which included a foreign exchange gain and a gain from the change in fair value of derivatives in hedging activities. The Company recorded a net loss of RMB23.8 million in 1Q13 and a net loss of RMB34.3 million in 2Q12 for the foreign exchange loss and the gain from change in fair value of derivatives in hedging activities.

•	Loss from the change in fair value of the conversion feature of the Company’s convertible bonds was RMB11.2 million (US$1.8 million), compared with a gain of RMB2.1 million in 1Q13 and a gain of RMB1.2 million in 2Q12. The fluctuations were primarily due to changes in the Company’s ADS price during the quarter. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter. The Company has no direct control over the fluctuations.

•	Income tax expense in 2Q13 was RMB3.1 million (US$0.5 million), compared with an income tax expense of RMB0.5 million in 1Q13 and RMB77.8 million in 2Q12.

•	Net loss attributable to shareholders on a non-GAAP basis[1] was RMB130.0 million (US$21.2 million), compared with a net loss attributable to shareholders of RMB202.9 million in 1Q13 and a net loss attributable to shareholders of RMB245.9 million in 2Q12.

•	Net loss per basic ADS on a non-GAAP basis was RMB1.54 (US$0.25), compared with net loss per basic ADS on a non-GAAP basis of RMB2.40 in 1Q13 and net loss per basic ADS on a non-GAAP basis of RMB2.91 in 2Q12.

•	Net loss attributable to shareholders on a GAAP basis was RMB166.0 million (US$27.0 million), compared with net loss attributable to shareholders of RMB225.9 million in 1Q13 and net loss attributable to shareholders of RMB266.7 million in 2Q12.

•	Net loss per basic ADS on a GAAP basis was RMB1.96 (US$0.32), compared with net loss per basic ADS of RMB2.67 in 1Q13 and net loss per basic ADS of RMB3.16 in 2Q12.

•	Annualized ROE on a non-GAAP basis was negative 25.1% in 2Q13, compared with negative 36.2% in 1Q12 and negative 28.8% in 2Q12.

•	Annualized ROE on a GAAP basis was negative 27.2% in 2Q13, compared with negative 34.3% in 1Q13 and negative 27.6% in 2Q12.

FINANCIAL POSITION

As of June 30, 2013, the Company had cash and cash equivalents of RMB1,418.6 million (US$231.1 million) and net working capital of RMB884.2 million (US$144.1 million), compared with cash and cash equivalents of RMB1,005.0 million and net working capital of RMB345.7 million as of March 31, 2013. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were RMB1, 175.1 million (US$191.5 million) as of June 30, 2013, compared with RMB1, 776.9 million as of March 31, 2013.

As of June 30, 2013, the Company had total long-term debt of RMB3, 683.9 million (US$600.2 million), which is comprised of long-term bank borrowings, long-term notes payable and convertible bonds. The Company’s long-term bank borrowings are to be repaid in installments until their maturities ranging from 2 to 4 years. The Company’s notes payable are to be repaid in 3 years. Holders of the convertible bonds have the option to require the Company to redeem the notes beginning on January 15, 2015.

The Company returned to positive operating cash flow as net cash provided in operating activities in 2Q13 was RMB494.8 million (US$80.6 million), compared with net cash used in operating activities of RMB54.4 million in 1Q13 and net cash used in operating activities of RMB335.5 million in 2Q12.

1	All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds. Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results.

As of June 30, 2013, accounts receivable were RMB1, 163.6 million (US$189.6 million), compared with RMB1, 131.6 million as of March 31, 2013 and RMB802.9 million as of June 30, 2012. Days sales outstanding (“DSO”) decreased to 124 days in 2Q13 from 127 days in 1Q13, compared with 77 days in 2Q12. The increase in receivables from 1Q13 to 2Q13 reflects higher shipments and revenues. As of June 30, 2013, inventories decreased to RMB686.8 million (US$111.9 million) from RMB776.9 million as of March 31, 2013, and increased from RMB684.9 million as of June 30, 2012. Day’s inventory was 59 days in 2Q13 compared with 67 days in 1Q13 and 60 days in 2Q12.

Capital expenditures were RMB58.0 million (US$9.5 million) in 2Q13.

The Company has from time to time been buying back its convertible bonds since January 1, 2012 and may do so in the future, subject to market conditions and other factors. The Company has repurchased convertible bonds to the value of approximately $72 million out of US$172.5 million in face value as of June 30, 2013.

CAPACITY EXPANSION

As of June 30, 2013, the Company had production capacities of 800 MW for ingot and wafer, 1.3 GW for cell and 1.5 GW for module. The Company currently has no near-term plan to add additional capacities. Management will review expansion needs in the future in line with changes in overall market demand.

BUSINESS OUTLOOK

•	The Company provides the following guidance based on current operating trends and market conditions.

For the third quarter 2013 the Company expects:

•	Module shipments of 300- 325MW.

For the full year 2013, the Company expects:

•	Module shipments between 1.2-1.4GW of which about 30-35% will be for PV module processing services

•	Capital expenditures of $75 million depending on demand and other market conditions.

CONFERENCE CALL

The Company will host a conference call to discuss the first quarter results at 9:00 AM Eastern Time (9:00 PM Shanghai Time) on September 9, 2013.

Mr. Ki-Joon HONG, Chairman and CEO; Mr. Min-Su KIM, President; Mr. Jung Pyo SEO, Chief Financial Officer; and Mr. Paul Combs, Vice President of Investor Relations, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number:	18665194004
• U.S. New York local number:	+1 8456750437
• International dial-in number:	+65 67239381
• China Toll Free Number:	8008190121
4006208038

Passcode: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.hanwha-solarone.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

•	U.S. Toll Free Number: 18554525696

•	International dial-in number: +61 2 8199 0299

Conference ID 40762003

Encore Dates: 10/09/2013 12:00 ET - 17/09/2013 9:59 ET

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of June 28, 2013, which was RMB6.1374 to US$1.00, except for the conversion of Renminbi into U.S. dollars for 1Q13 which is based on the exchange rate of RMB6.2108 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board as of March 29, 2013. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2013 or at any other date. Percentage changes stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of ASC 815-40 had not been recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 3Q and full-year 2013 estimates for PV product shipments, ASPs, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and plans to produce polysilicon in the future. For more information, please visit: http://www.hanwha-solarone.com.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co., Ltd.